NYSE
AN ICE EXCHANGE

November 25, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

Amendment to the Certification filed on November 22, 2022

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the YieldMax Innovation Option Income Strategy ETF of Tidal Trust II under the Exchange Act of 1934.

Please note that this certification amends and replaces the certification previously filed by NYSE Arca on November 22, 2022 under SEC accession number 0001143362-22-000373.

Sincerely,



New York Stock Exchange
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